04012488

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Modelo, S.A. de C.V.

*CURRENT ADDRESS Campos Eliseos No. 400 Piso 8
Col. Lomas De Chapultepec
C.P. 11000 Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34766 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
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OICF/BY: Michael Cressman
DAT: 01-23-04

04 JAN 12 AM 7:21

82-34766

EXHIBIT A

A R/S
12-31-02

Annual Information

Report of the Board of Directors submitted to the annual ordinary shareholders meeting held on April 21, 2003, certified by the Secretary of the Board.

04 JAN 12 AM 7:21

GRUPO MODELO, S.A. DE C.V.

The undersigned, as Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V. (the "Company"), hereby certifies, that the document attached hereto, is the English translation of the Board of Directors' inform submitted to the Annual Shareholders Meeting of the Company held on April 21, 2003.

January 5, 2004

Jorge Siegrist Prado

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

LETTER TO THE SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, we are pleased to present to you our 2002 results. The year was characterized by challenges presented in production activities, deriving primarily from the great expectations for economic recovery in Mexico and the United States.

As you know, the rate of growth and recovery was moderate, and within this environment our business achieved favorable results. This was attributed primarily to having maintained a solid financial structure, and to a high level of quality and service in all of our areas.

During this period, the gross domestic product of our country grew by 0.9%, a lower percentage than expected, primarily due to the problems that faced the major economies of the developed world. In Mexico, actions taken by the government provided for a relatively controlled inflation rate of 5.7%. The Peso/Dollar exchange rate suffered a depreciation of 13.1%, moving from 9.18 to 10.40 pesos per dollar.

Grupo Modelo reached net sales of 36,243 million pesos. This represented an annual growth of 6.6%. Shipments of beer reached 39.9 million hectoliters, an increase of 3.9%. This was produced by increases in the domestic and export markets of 1.3% and 11.3%, respectively.

Our share of the Mexican beer market increased by 50 basis points, reaching 56.9%, meaning that Grupo Modelo reaffirmed its position as the leader in the Mexican Beer Industry.

Exports increased as a percentage of our total volume, reaching 27.9% of the total mix, an increase of 190 basis points. The strength of our products in the international markets is the result of the consolidation of the "Modelo" brands. Corona Extra stands out as the imported beer with the highest sales in the United States. Modelo Especial maintained within the ten most sold imported brands in that country.

Modelo met its commitment, reaching the operating margin obtained in 2000, reporting a margin of 26.0% compared with 24.4% in 2001. This goal was achieved in part by the implementation of an appropriate policy of resource optimization and productivity during 2002.

As part of the operations restructuring at Grupo Modelo, during the second half of 2002 Cervecería Yucateca was merged with Compañía Cervecera del Trópico. This resulted in the closing of the brewery in Mérida, Yucatán, while at the same time the supply of product to consumers and distributors served by the Mérida brewery, was guaranteed.

The need for investment in technology is a basic requirement for serving the market and being more competitive. As a result, 1,152 million pesos were spent on restructuring the minority



Antonino Fernández Rodríguez
Chairman of the Board of Directors

Carlos Fernández González
Chief Executive Officer

The dividend paid in 2002 amounted to $1,078 million pesos, representing a payout ratio of 29.8% of the net majority income of 2001, and an increase of 176.3% over the one paid in the previous year.



Net Sales
(Millions of constant Mexican pesos as of December 31 2002).
$ 27,849
$ 29,550
$ 32,366
$ 34,002
$ 36,243
24.1%
24.0%
22.6%
23.3%
24.9%
75.9%
76.0%
77.4%
76.7%
75.1%
1998
1999
2000
2001
2002
Domestic
Export

interest in the sales and distribution area in Mexico. This action, in addition to guaranteeing appropriate modernization of the production process, allowed an increase of 10.4% in majority net income, which amounted to 4,226 million pesos.

The malt plant at Compañía Cervecera de Zacatecas started operations in May 2002. This allowed us to achieve savings in administrative and freight expenses. It also resulted in a greater level of integration. It made us one of the few large-scale brewing plants in the world to have a malt plant within the facility.

These efforts are part of total investments in fixed assets of 2,879 million pesos, used in various projects of modernization and expansion of all strategic business units.

In order to ensure supply of the malt required by our production, towards the end of 2002 we began a project in Idaho Falls, Idaho. It contemplates the construction of a malting facility that will have an installed capacity of 100,000 tons of malt per annum. It will be the second Grupo Modelo manufacturing operation outside Mexico.

In April 2002, Grupo Modelo declared a dividend of 1,078 million pesos, or 0.3316 pesos per outstanding share. The pay out ratio was 29.8% of the Net Majority Income for 2001, and an increase of 176.3% over the dividend paid in the prior year.

The average capacity utilization of our beer plants was 86.8%. This has allowed us to work efficiently, to adequately achieve upgrades, appropriate replacement, and expansion in accordance with market needs.

We invested in the Extra convenience stores to improve the format, fundamentally in equipment and systems, for greater and better attention to the customer. This resulted in a great variety of quality products, and in greater service flexibility.

Our subsidiary, Cervezas Internacionales, is responsible for the exclusive distribution and marketing in Mexico of Budweiser, Bud Light, and O'Douls brands produced by Anheuser-Busch. It experienced an increase of 27.0% in sales during the year. This represents a market share of 27.9% of the imported beer segment in our country.

Grupo Modelo dedicates many resources to the development of human resources. We have continued the tradition of training.

During the year we gave an average of more than 20 hours of training to approximately 50,000 collaborators, which has allowed us to maintain an optimum level of formal and technological knowledge according to each individual's responsibilities.

In order to contribute in to those less fortunate in Mexico, during the year Filantropía Modelo supported various social programs, further reflecting Grupo Modelo's firm commitment to the development of our country.

Our challenge to maintain a spirit of service is demonstrated by concrete actions in environmental improvement and conservation, and by the application of policies of social responsibility, which help to increase the commitment of the Company to its environment. We have maintained and strengthened the Clean Industry and ISO-14001 programs, at the same time continuing to spread the benefit of care and respect for the environment in the areas of influence of our plants.

Regarding the commitment of Grupo Modelo to follow the new rules of corporate governance, among other measures this year we formed the Audit Committee, which is totally composed of independent directors. We are confident that this kind of effort guarantees the proper conduct of our operations.

Our company has always set goals designed to contribute to the creation of maximum value for our shareholders. Although 2002 was a year of high volatility in the international financial markets, the shares of Grupo Modelo produced an annual dollar return of 9.9%. This return compares favorably with the dollar returns of some important indexes: Mexican Bolsa Index, -15.2%; Dow Jones, -16.8%; Nasdaq, -31.5%; and S&P 500, -23.3%.

To our shareholders, once again we have converted a year of uncertainty and challenge into a year of opportunity and solid results. This has been possible thanks to the continuous support of all of you and the strength and commitment of our personnel. For this we wish to extend to you our most sincere appreciation.

We are convinced that the business world maintains a rhythm in which only companies that are well prepared to adapt rapidly to market changes and demand will continue to hold positions of leadership. Our management has focused, and will continue to focus, on development projects that allow Grupo Modelo to continue as a leading company in its market, based on its spirit of service and the quality of its products.

Sincerely,

Antonino Fernández Rodríguez
Chairman of the Board of Directors

Carlos Fernández González
Chief Executive Officer

Mexico City, April 2003



QUALITY SERVICE



Grupo Modelo
2002 Annual Report



Quality and service have been the key for the Company's success. Through them, Grupo Modelo has strenghthened its leadership.

MISSION STATEMENT

Produce, distribute and sell quality beer:

With excellent service.

At a competitive price

Optimizing resources

Surpassing customer expectations

With the collaboration of employees, suppliers and distributors, contributing to their economic, cultural and social development.

Improving the profitability of the business

Protecting the natural resources and

Cooperating with the progress of the community and the country.

COMPANY **PROFILE**

CONTENT

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.7% of the total (domestic and export) market share, as of December 31st, 2002. It has seven brewing plants in the country, with a total annual installed capacity of 46.0 million hectoliters. Currently, it brews and distributes ten brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

FINANCIAL HIGHLIGHTS
Grupo Modelo, S.A. de C.V. and Subsidiaries.

Figures in millions of constant Mexican pesos as of December 31, 2002
except shipments of beer, per share data and employees.

Year ended December	**2002**	2001	Change %
Shipments of Beer -Million hectoliters-			
Domestic Market	**28.81**	28.45	1.3
Export Market	**11.13**	9.99	11.3
Total Market	**39.94**	38.44	3.9
Net Sales	**36,243**	34,002	6.6
Operating Income	**9,424**	8,301	13.5
EBITDA	**10,932**	9,800	11.6
Net Majority Income	**4,226**	3,829	10.4
Funds Provided by Operating Activities	**6,780**	6,722	0.9
Capital Expenditures	**2,879**	3,277	-12.1
Depreciation y Amortization	**1,806**	1,735	4.0
Financial Situation as of December 2002			
Total Assets	**58,131**	54,730	6.2
Total Liabilities	**11,067**	11,125	-0.5
Majority Stockholders' Equity	**35,603**	32,561	9.3
Outstanding Shares at year end (million)			
Common Shares	**3,252**	3,252	0.0
Book Value per Share	**10.90**	10.00	9.0
Earnings per Share	**1.30**	1.18	10.4
Dividend per Common Share	**0.34**	0.13	161.5
Closing Stock Price	**25.36**	20.51	23.6
Return on Equity	**11.87%**	11.76%	
Number of Employees and Workers	**48,474**	48,445	0.1

LETTER TO THE SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, we are pleased to present to you our 2002 results. The year was characterized by challenges presented in production activities, deriving primarily from the great expectations for economic recovery in Mexico and the United States.

As you know, the rate of growth and recovery was moderate, and within this environment our business achieved favorable results. This was attributed primarily to having maintained a solid financial structure, and to a high level of quality and service in all of our areas.

During this period, the gross domestic product of our country grew by 0.9%, a lower percentage than expected, primarily due to the problems that faced the major economies of the developed world. In Mexico, actions taken by the government provided for a relatively controlled inflation rate of 5.7%. The Peso/Dollar exchange rate suffered a depreciation of 13.1%, moving from 9.18 to 10.40 pesos per dollar.

Grupo Modelo reached net sales of 36,243 million pesos. This represented an annual growth of 6.6%. Shipments of beer reached 39.9 million hectoliters, an increase of 3.9%. This was produced by increases in the domestic and export markets of 1.3% and 11.3%, respectively.

Our share of the Mexican beer market increased by 50 basis points, reaching 56.9%, meaning that Grupo Modelo reaffirmed its position as the leader in the Mexican Beer Industry.

Exports increased as a percentage of our total volume, reaching 27.9% of the total mix, an increase of 190 basis points. The strength of our products in the international markets is the result of the consolidation of the "Modelo" brands. Corona Extra stands out as the imported beer with the highest sales in the United States. Modelo Especial maintained within the ten most sold imported brands in that country.

Modelo met its commitment, reaching the operating margin obtained in 2000, reporting a margin of 26.0% compared with 24.4% in 2001. This goal was achieved in part by the implementation of an appropriate policy of resource optimization and productivity during 2002.

As part of the operations restructuring at Grupo Modelo, during the second half of 2002 Cervecería Yucateca was merged with Compañía Cervecera del Trópico. This resulted in the closing of the brewery in Mérida, Yucatán, while at the same time the supply of product to consumers and distributors served by the Mérida brewery, was guaranteed.

The need for investment in technology is a basic requirement for serving the market and being more competitive. As a result, 1,152 million pesos were spent on restructuring the minority



Antonino Fernández Rodríguez
Chairman of the Board of Directors

Carlos Fernández González
Chief Executive Officer

The dividend paid in 2002 amounted to $1,078 million pesos, representing a payout ratio of 29.8% of the net majority income of 2001, and an increase of 176.3% over the one paid in the previous year.

Net Sales
(Millions of constant Mexican pesos as of December 31 2002).



$ 27,849
$ 29,550
$ 32,366
$ 34,002
$ 36,243
24.1%
24.0%
22.6%
23.3%
24.9%
75.9%
76.0%
77.4%
76.7%
75.1%
1998
1999
2000
2001
2002
Domestic
Export

interest in the sales and distribution area in Mexico. This action, in addition to guaranteeing appropriate modernization of the production process, allowed an increase of 10.4% in majority net income, which amounted to 4,226 million pesos.

The malt plant at Compañía Cervecera de Zacatecas started operations in May 2002. This allowed us to achieve savings in administrative and freight expenses. It also resulted in a greater level of integration. It made us one of the few large-scale brewing plants in the world to have a malt plant within the facility.

These efforts are part of total investments in fixed assets of 2,879 million pesos, used in various projects of modernization and expansion of all strategic business units.

In order to ensure supply of the malt required by our production, towards the end of 2002 we began a project in Idaho Falls, Idaho. It contemplates the construction of a malting facility that will have an installed capacity of 100,000 tons of malt per annum. It will be the second Grupo Modelo manufacturing operation outside Mexico.

In April 2002, Grupo Modelo declared a dividend of 1,078 million pesos, or 0.3316 pesos per outstanding share. The pay out ratio was 29.8% of the Net Majority Income for 2001, and an increase of 176.3% over the dividend paid in the prior year.

The average capacity utilization of our beer plants was 86.8%. This has allowed us to work efficiently, to adequately achieve upgrades, appropriate replacement, and expansion in accordance with market needs.

We invested in the Extra convenience stores to improve the format, fundamentally in equipment and systems, for greater and better attention to the customer. This resulted in a great variety of quality products, and in greater service flexibility.

Our subsidiary, Cervezas Internacionales, is responsible for the exclusive distribution and marketing in Mexico of Budweiser, Bud Light, and O'Douls brands produced by Anheuser-Busch. It experienced an increase of 27.0% in sales during the year. This represents a market share of 27.9% of the imported beer segment in our country.

Grupo Modelo dedicates many resources to the development of human resources. We have continued the tradition of training.

During the year we gave an average of more than 20 hours of training to approximately 50,000 collaborators, which has allowed us to maintain an optimum level of formal and technological knowledge according to each individual's responsibilities.

In order to contribute in to those less fortunate in Mexico, during the year Filantropía Modelo supported various social programs, further reflecting Grupo Modelo's firm commitment to the development of our country.

Our challenge to maintain a spirit of service is demonstrated by concrete actions in environmental improvement and conservation, and by the application of policies of social responsibility, which help to increase the commitment of the Company to its environment. We have maintained and strengthened the Clean Industry and ISO-14001 programs, at the same time continuing to spread the benefit of care and respect for the environment in the areas of influence of our plants.

Regarding the commitment of Grupo Modelo to follow the new rules of corporate governance, among other measures this year we formed the Audit Committee, which is totally composed of independent directors. We are confident that this kind of effort guarantees the proper conduct of our operations.

Our company has always set goals designed to contribute to the creation of maximum value for our shareholders. Although 2002 was a year of high volatility in the international financial markets, the shares of Grupo Modelo produced an annual dollar return of 9.9%. This return compares favorably with the dollar returns of some important indexes: Mexican Bolsa Index, -15.2%; Dow Jones, -16.8%; Nasdaq, -31.5%; and S&P 500, -23.3%.

To our shareholders, once again we have converted a year of uncertainty and challenge into a year of opportunity and solid results. This has been possible thanks to the continuous support of all of you and the strength and commitment of our personnel. For this we wish to extend to you our most sincere appreciation.

We are convinced that the business world maintains a rhythm in which only companies that are well prepared to adapt rapidly to market changes and demand will continue to hold positions of leadership. Our management has focused, and will continue to focus, on development projects that allow Grupo Modelo to continue as a leading company in its market, based on its spirit of service and the quality of its products.

Sincerely,

Antonino Fernández Rodríguez
Chairman of the Board of Directors

Carlos Fernández González
Chief Executive Officer

Mexico City, April 2003



CORPORATE STRUCTURE


DIBLO, S.A. DE C.V.

OPERATIONS

BREWERIES

Cía. Cervecera de Zacatecas
Cervecería Modelo
Cía. Cervecera del Trópico
Cervecería Modelo de Guadalajara
Cervecería Modelo del Noroeste
Cervecería Modelo de Torreón
Cervecería del Pacífico

SERVICE

Domestic
Support the
Operations Area.

International
Spain
- SEGINSA
  - *Engineering*

United States
- GModelo Agriculture
  - *Malting facility*
- ICE (Associate)
  - *Hop's extraction*

SALES

DOMESTIC

Agencies and
Sub-Agencies.

EXPORTS

Procermex
Canacermex
Eurocermex
Iberocermex
Asiacermex
Latincermex



"Through our information systems, we can better understand the requirements of the different points of sale."

QUALITY AND SERVICE IN PRODUCTION

Faced by current requirements in the domestic and international market, the quality philosophy of Grupo Modelo promotes the development of products that satisfy the expectations of the consumer, supported by high value-added service.

Shipments of Beer
(Millions Hectoliters).


32.25
34.46
36.57
38.44
39.94
20.0%
21.9%
23.4%
26.0%
27.9%
80.0%
78.1%
76.6%
74.0%
72.1%
1998
1999
2000
2001
2002
Domestic
Export

Faced by current requirements in the domestic and international market, the quality philosophy of Grupo Modelo promotes the development of products that satisfy consumers' expectations, supported by high value-added service. As a part of this philosophy, the development of various projects focused on improvement of the production and distribution processes of the Group continued during 2002.

For example, to guarantee the supply of malt in coming years, Compañía Cervecera de Zacatecas finished the construction of a malting facility with a capacity of 50,000 tons of malt per annum. The objective is to achieve greater integration of productive processes and obtain savings associated with freights.

Also, a project was started. It contemplates the construction of a malting facility in Idaho Falls, Idaho, with an expected installed capacity of 100,000 tons of malt per annum.

For the design and construction of these two sites we have received the advice of Seeger Industrial, a company owned by Grupo Modelo and based in Spain. This guarantees the use of worldwide state-of-the-art technology and the technical assistance of experts in the field.

The expansions of Compañía Cervecera de Zacatecas and Compañía Cervecera del Trópico continue apace. This will allow us to reach an installed capacity of 60 million hectoliters by the year 2005, helping satisfy demand and increase efficiencies. Inamex de Cerveza y

We have a demand planning system that enables us to schedule production appropriately.





WE CONTINUE SUPPORTING THE DIFFERENT TYPES OF ON-PREMISE POINTS OF SALE WITH PROMOTIONAL ITEMS.



"Our clients like extracold beer. In order to please them, Grupo Modelo supports us with special refrigeration equipment."



INFORMATION SYSTEMS ALLOW US TO KNOW OUR CUSTOMER PREFERENCE.



"With Grupo Modelo's products, we can have fun, knowing that we are consuming good quality beverages."


Corona
Extra

“Our pre-sale system facilitates the distribution of a fresh product to the points of sale.”



Malta, a subsidiary of the Company, contributes in an important way to the development of these projects. It meets the most rigorous specifications at a worldwide level, at the same time actively participating in the maintenance and modernization of existing facilities.

The construction of distribution facilities in various states of Mexico continues, ratifying the expansion commitment that will allow Modelo to continue offering high-quality products and services to the consumers.

Tramo and Fleza are subsidiaries of Grupo Modelo responsible for providing transportation services for materials and finished products. They continue to be one of the fundamentals in the operating structure of Modelo, given their reliability in performance of the logistical programs prevailing throughout the organization.

The Extra stores reached 257 units. In order to give greater attention to the customers of these establishments, a fast food area was developed offering a wide variety of quality products.

In order to increase the use of technology to raise the level of service, the planning of demand and the supply chain program was strengthened in the western part of the Mexican Republic, including Cervecería Modelo de Guadalajara and the corresponding distributors.

In the ecological area, Grupo Modelo maintains its commitment to care for and preserve the environment. Thus it is constantly working to maintain Clean Industry certification for the seven beer plants.

The Modelo Total Quality System, as a part of the Competitive Management Model, has managed to consolidate an organizational apprenticeship system. It identifies, measures, and develops the competence necessary for each function within the enterprise in order to optimize the activities of each one of the employees of the Company.

Constant updating of the Quality System, benchmarking to international models, keep all of the breweries certified under the international ISO 9000 standard.



Capital Expenditures
(Millions of constant Mexican pesos as of December 31, 2002).
Depreciation & Amortization
(Millions of constant Mexican pesos as of December 31, 2002).
4,789
3,333
3,768
3,277
2,879
1,413
1,507
1,580
1,735
1,806
1998 1999 2000 2001 2002 1998 1999 2000 2001 2002
Investment per each peso of depreciation
1998 $3.39 1999 $2.21 2000 $2.38 2001 $1.89 2002 $1.59

Through the Modelo Total Quality System, greater efficiency is achieved in the development of the functions of the personnel.



> " Grupo Modelo's sponsorship promotes and encourages sports events in the country."

QUALITY AND SERVICE IN SALES

The reason for all development of productive processes is the work of the sales area of Grupo Modelo, increasing the volumes of sales and invoicing of the Company through quality service.

During 2002 sales reached 39.9 million hectoliters, a historical record figure, representing a growth of 3.9% over the prior year. The Mexican Beer Industry had a growth of 2.3% during the same period.

As a result of the foregoing, the total market share of Grupo Modelo was 62.7%, which reaffirms its leadership in the Mexican Beer Industry.

Domestic sales were solid for the entire year, in spite of the weakness of the economy, which grew only 0.9%. Two actions contributed to the growth of 1.3% in the domestic shipments of beer, the constant efforts to increase the orders and the improvement of the inventories' turnover.

The strategy, concentrated on the point of sale and the consumer, has transformed production planning methods, with processes being managed to improve time and movement. This has led to an increase in sales with fresher product.

After having analyzed the domestic market in detail, Grupo Modelo has based its distributión strategy on a hybrid system. In the system some points of sale are handled using a pre-sale system, while for other points of sale the best alternative continues to be the traditional system of continuous visits. The purpose is to offer each kind of establishment the most appropriate service to meet its space, refrigeration and financial needs.


Total Market Share
70
60
50
40
30
20
10
41.9%
52.0%
57.9%
61.7%
62.7%
1982
1992
1997
2001
2002

Innovative points of sale attract Grupo Modelo's clientele.



DURING 2002, NINE TEAMS OF THE SOCCER LEAGUE WERE SPONSORED, BEING AMÉRICA AND TOLUCA THE CHAMPIONS.



"Corona is always at the best sport events in the country, supporting our favorite teams through advertising."



81% OF DOMESTIC MARKET SALES ARE MADE IN OFF-PREMISE POINTS OF SALE.


Donas

"Our sales have increased thanks to the fact that Grupo Modelo helps us to make the presentation of their products more attractive."


$6

Grupo Modelo's domestic market share has grown 2.0 percentage points during the last three years.



Domestic Market Share
60
50
40
30
20
10
42.4%
51.0%
54.9%
56.4%
56.9%
1982
1992
1997
2001
2002

Grupo Modelo continues to establish innovative models, using creative and novel options aimed at satisfaction of customers and consumers. For this reason, actions taken are always designed to provide Modelo Service to the Customer.

One example of the foregoing is the Cervelada concept. In a different way it offers better service to the on premise market. The scheme consists of the installation of special refrigerators which, in addition to offering attractive visual impact, have greater cooling capacity than standard refrigerators. This allows establishments to serve beer at the ideal temperature and in accordance with consumers' demands.



> "At Grupo Modelo, we make sure that each establishment has the brands that our consumers demand."

Export sales contributed 27.9% of total shipments of beer. The level of commitment of Grupo Modelo with its foreign importers and distributors translated into an export sales volume of 11.13 million hectoliters, a growth of 11.3% over the prior year.

In the United States, two Modelo brands were among the top ten import beers with greatest sales. Corona Extra kept first place, reaching a 29.3% share of the import segment. Modelo Especial was in 10th place, growing by 16.6% and achieving a share of 2.5%.



In the different points of sale, the temperature of the products is a key factor.

Top Beer Brands in the USA
Millions of Barreels (Shipments)

Brands	2001	2002E	%Change 01-02E
1.Bud Light	33.9	35.5	4.7%
2.Budweiser	31.9	31.2	-2.2%
3.Miller Lite	15.7	15.0	-4.5%
4.Coors Light	15.3	15.2	-0.7%
5.Natural Light	8.3	8.1	-2.4%
6.Busch	7.6	7.5	-1.3%
7.Corona Extra	**6.1**	**6.5**	**6.6%**
8.Busch Light	5.3	5.4	1.9%
9.Miller High Life	5.2	5.1	-1.9%
10.Miller Genuine Draft	5.0	4.9	-2.0%
TOTAL 10	**134**	**134**	**0.1%**

Source: Impact Databank / **E:** Estimate

Top Imported Beer Brands in the USA
Market Share 2002E



31.5%
35.7%
3.7%
4.5%
5.2%
19.4%
Modelo Brands
Heineken
Labatt Blue
Tecate
Guiness
Other
(More than 450 different brands)

Source: Impact Databank / **E:** Estimate

Grupo Modelo produces 85 of every 100 Mexican beers sold abroad.

Corona Light continued to increase its popularity with U.S. consumers who prefer light beers. It grew 19.9% in sales volume, placing it as the second imported light beer brand in the United States of America.

The Canadian market continues to grow. Canada currently is the second most important country for exports of Grupo Modelo.

In the European market, the work of the Brussels office resulted in positioning the Modelo brands as leaders among import beers in Belgium, Holland, Turkey and Spain, among others. Further more, the Corona Extra brand became the leader among non-European beers imported into the European Union.



> "Inventory control in our convenience stores allows us to anticipate demand and facilitate accounts payable control with our suppliers."

As for the rest of the export markets, sales in Asia showed important growth in almost all countries. The most remarkable case was China. It had the highest growth in the area, becoming the country of greatest consumption of Modelo products on that continent. In the Central American, South American and Caribbean markets, Corona Extra consolidated its leadership position in the imported beer market. It was the best-selling brand in twelve countries in the region.

World's Top 10 Beer Brands
Millions of Barrels (Shipments)

Brand	2000	2001	%Change 00-01
1.Budweiser	39.8	39.0	-2.0%
2.Bud Light	32.5	35.1	8.0%
3.Skol	24.6	26.3	6.9%
4.Corona	**20.5**	**21.8**	**6.3%**
5.Heineken	18.4	19.1	3.8%
6.Asahi Super Dry	20.9	19.0	-9.1%
7.Coors Light	16.7	16.9	1.2%
8.Miller Light	16.1	16.0	-0.6%
9.Brahma Chopp	16.7	14.2	-15.0%
10.Polar	12.8	12.6	-1.6%
TOP	**219.0**	**220.0**	**0.5%**

Source: Impact Databank / **E:** Estimate

BEER SALES THROUGH OUR CONVENIENCE STORES INCREASED 24.5% DURING THE YEAR.


Corona
Corona
Extra

"With the use of modern equipment and its personalized pre-sale system, Grupo Modelo anticipates our needs."



THE INVESTMENT IN OUR PRODUCT IMAGE IS A FUNDAMENTAL PART OF BOOSTING OUR BRANDS.


TODO EL SABOR, NADA DE MAS.
CERVEZA

"Thanks to Grupo Modelo's sponsorship, we have the opportunity to attend the best concerts in Mexico."





> "We are always interested in having Grupo Modelo's brands present at big events."

QUALITY AND SERVICE IN ADVERTISING

The results of Grupo Modelo also reflect a coordinated effort in advertising, which as always is the complement to the products and services offered.

The production of various advertising campaigns, designed to support growth of sales, strengthened the image of the products in accordance with the target markets on which they are focused. An important part of this effort concentrated on the production of spot ads during the soccer world cup in Korea-Japan.

Another important example of this effort was the Modelo Light campaign. Its main objective was to give Modelo Light a more modern and functional image. After this change the product, targeted for young people and women, experienced a sales growth of around 30%.

In terms of sponsorships, events supported included the Pacific Marathon which is held annually in Mazatlán, the Corona Auto Racing Cup, the Nauticopa, the main league soccer season, baseball's Mexican Pacific League and the horse races at the Hipódromo de las Américas, as well as the University Corona Soccer Cup, which is a sport event which promotes sports activities among young people.

As a palpable result of these efforts, Branding Interbrand placed Corona Extra as the number one brand in Latin America when it published the results of its analysis of brand recognition for the year 2002.

Also it is important to highlight the "Hot Brand" award, which recognizes beers that achieved significant volume with greatest growth in the United States market. In 2002 this prize was awarded to Corona Extra for eight consecutive years. It was not the only Grupo Modelo brand to merit this award. Modelo Especial and Corona Light were also recognized.


OFFICIAL SPONSOR
Time Out
Corona Light
Corona Extra


La Victoria de México.
Victoria
TODO CON MEDIDA


Tu buena estrella ¡Aquí está!

> Corona Extra was the most recognized brand in Latin America in 2002, according to Interbrand's analysis.



"We work to make our beers available at the points of sale so they will be enjoyed responsibly each time they are consumed."

QUALITY AND SERVICE MODEL

Our management has focused, and will continue to focus, on development projects that allow Grupo Modelo to continue as a leading company in its market, based on its spirit of service and the quality of its products.

Thus, Grupo Modelo faces the global business environment that prevails in these times with a commitment to offer products of the best quality, supported by professional and efficient service.

"Quality does not have frontiers" is the slogan of one Grupo Modelo advertising campaign. Over the years, Grupo Modelo has not only managed to convert this message into an operating principle, it has also been able to expand the concept to the service element, to make quality and service the basis of a successful working system.

Quality and service are factors that drive demand for 'Modelo' products.


Personnel
Total Employees & Workers.
50
40
30
20
10
42,097
44,040
46,890
48,445
48,474
1998
1999
2000
2001
2002



OUR 12,035 VEHICLE FLEET ALLOWS US TO DELIVER THE PRODUCT THROUGH PRACTICALLY THE ENTIRE NATION.


Victoria
CERVEZA
Modelo
especial
Corona
Extra

"Grupo Modelo's beer is never missing at our gatherings, and it's easy with home delivery."



BOARD OF DIRECTORS

CHAIRMAN

Antonino Fernández Rodríguez

DIRECTORS

Antonino Fernández Rodríguez - *Related, Propietary*
Juan Sánchez-Navarro y Peón - *Related*
Valentín Díez Morodo - *Related, Propietary*
Carlos Fernández González - *Related*
Ma. Asunción Aramburuzabala Larregui - *Related, Propietary*
Emilio Carrillo Gamboa - *Independent*
Alfonso Gallardo Kuri - *Independent*
Luis Javier González Cimadevilla - *Related*
Pablo González Díez - *Related, Propietary*
Roberto Hernández Ramírez - *Related*
August A. Busch III - *Related*
Thomas Heather R. - *Independent*
James Jones - *Independent*
Stephen K. Lambright - *Related*
John Purnell - *Related*
Rogelio Ramírez de la O. - *Independent*
Anne Richards - *Independent*
Thomas W. Santel - *Related*
Alejandro Strauch - *Related*

SECRETARY

Jorge Siegrist Prado

STATUTORY EXAMINERS

Miguel Ortiz Aguilar
Alberto Tiburcio Celorio

ALTERNATE DIRECTORS

Luis Manuel Sánchez Carlos
Mario Álvarez Yates
Miguel Ángel Domínguez Morales
Laurentino García González
Lucrecia Aramburuzabala Larregui
Joaquín Sordo Barba
Alfonso Cervantes Riba
Luis Miguel Álvarez Pérez
Cesáreo González Díez
Luis Gerardo Sordo Sordo
Randy Baker
Mark Bobak
August A. Busch IV
Steve Burrows
Juan Cintrón
Andrew Craig
John Kelly
Pedro Soares
Patrick Stokes

ALTERNATE SECRETARY

Juan Sánchez-Navarro Redo

ALTERNATE STATUTORY EXAMINERS

Rafael Maya Urosa
Agustín Aguilar Laurents

Mexico City, April 4, 2003

REPORT OF THE AUDIT COMMITTEE TO THE BOARD OF DIRECTORS OF GRUPO MODELO, S.A. DE C.V.

April 21, 2003 being the final meeting to be held by the Board of Directors before the Stockholders' Meeting takes place, and in compliance with Article 14-Bis3, Paragraph V, Section a) of the Ley del Mercado de Valores (Securities Market Law) and the directive published in the Diaro Oficial de la Federación (Daily Official Gazzette of the Federation) on March 19, 2003, we are pleased to submit to you this report.

After its organization by this Board, the Committee has held meetings on the following dates: July 15, August 22, and October 14 of 2002; and February 17 and today, April 4, 2003. Those present, in addition to the full Committee membership, were the Chief Executive Officer, the Statutory Examiners of the Corporation, representatives from the external auditors of the company, and the head officers of the Financial and Legal departments of the company.

The principal matters that were discussed and agreed to in these sessions are the following:

1. The Rules for Audit Committee Functions were drawn up by the Committee and were approved by the Board of Directors, in strict compliance with the legal provisions in effect on the date they were prepared.
2. The principal accounting policies followed by the company were reviewed, discussed, and approved in terms of the information received.
3. The letter to Management written by the external auditors containing the internal control recommendations for the year 2002 was reviewed, and it was reported that during that Fiscal Year all those recommendations were followed.
4. The report on the results of the Audit performed at Grupo Modelo, S.A. de C.V. as of December 31, 2002,were received from the company that performs the external audit and the corresponding Consolidated and non-Consolidated Financial Statements of the company were discussed, which were accepted with out any qualification or observation.
5. The External Auditors emphasized the good collaboration of all areas of the company in finishing on time the Audit performed on the financial statements of Grupo Modelo, S.A. de C.V.
6. At Grupo Modelo, S.A. de C.V., the Internal Audit is performed at the level of Management, whose director reports directly to the Chairman of the Board of Directors, who, through the Chief Executive Officer, orders that due attention be given to the matters reported.
7. A letter was requested and obtained from the external auditors in which they confirm that, in accordance with the scope, extent, and opportunity of the auditory procedures, in which they considered the results of their study and evaluation of internal control carried out according to generally accepted regulations and procedures, they concluded that with respect to the area of internal control, they observed no important points and/or weaknesses in it that might affect the safeguarding of assets, the adherence to policies and procedures established by the management, or the Financial Information.
8. In addition, the General Counsel of the Company presented a report stating that, in his opinion, during the year 2002 the company complied with all legal obligations in force that are applicable to it.
9. Due to the fact that Grupo Modelo, S.A. de C.V. is a controlling company, no more information was received from subsidiary or controlled companies than that which is provided in the consolidated Financial Statements as of December 31, 2002.
10. We hereby state that the management of the company reported that during the Fiscal Year, there was not a single case of the transactions mentioned in Article 14-Bis 3, Paragraph V, Section d) of the Securities Market Law.
11. In accordance with Article 8, Paragraph II of the directive published on March 19, 2003, it is required that by December 31, 2003, at the latest, the by-laws of Grupo Modelo be amended to prevent subsidiaries from investing in the controlling company's capital stock, and furthermore, that they shall submit for consideration by this Audit Committee the transactions mentioned in Article 14-Bis 3, Paragraph IV, Section d) of the Securities Market Law, which requires that it shall be presented for consideration by an Extraordinary General Stockholders' Meeting, and that this provision must be inserted in the by-laws of each of the subsidiaries.
12. Finally, the External Auditors confirm that they comply with the requirements of independence imposed upon them by the Securities Market Law and the directive of March 19, 2003.

Sincerely,

LIC. EMILIO CARRILLO GAMBOA
PRESIDENT OF THE COMMITTEE

LIC. THOMAS HEATHER

C.P. JOAQUÍN SORDO BARBA

FINANCIAL SUMMARY - OPERATIONS

Figures in millions of constant Mexican pesos as of December 31, 2002 except per share data

SUMMARY OF CONSOLIDATED OPERATIONS	2002	2001	2000
Shipments of Beer - million hectoliters -			
Domestic Market	**28.81**	28.45	28.02
Export Market	**11.13**	9.99	8.55
Total Market	**39.94**	38.44	36.57
Net Sales	**36,243**	34,002	32,366
Cost of Goods Sold	**15,905**	15,443	14,439
Gross Profit	**20,338**	18,559	17,927
Operating Expenses	**10,913**	10,258	9,517
Operating Income	**9,425**	8,301	8,410
Interest (Gained) Paid -Net-	**-672**	-727	-933
Monetary Loss	**557**	326	595
Integral Financing Cost	**-115**	-401	-338
Other (Income) Expenses - Net -	**277**	-389	-296
Profit Before Taxes and Legal Profit Sharing	**9,263**	9,092	9,044
Income Tax and Assets Tax Incurred	**3,470**	3,056	2,936
Deferred Income Tax	**-674**	8	204
Legal Profit Sharing	**820**	728	730
Profit after Taxes and Legal Profit Sharing	**5,647**	5,300	5,174
Equity in Income of Associates and non - consolidated Subsidiaries	**0**	-1	-4
Profit before Minority Interest	**5,647**	5,299	5,170
Minority Interest	**1,421**	-1,470	-1,571
Extraordinary Items	**0**	0	0
NET MAJORITY INCOME	**4,226**	3,829	3,599
PER SHARE DATA:			
Net Income per Share after Extraordinary Items	**1.30**	1.18	1.11
Cash Dividends Paid:			
Total Common Stock Dividend	**1,118**	424	807
Per Share	**0.34**	0.13	0.25
Total Preferred Stock Dividend	**0**	0	0
Per Share	**0.00**	0.00	0.00
Number of Outstanding Shares (Million)			
Common Shares	**3,252**	3,252	3,252
Preferred Shares	**0**	0	0

1.- During 1993, an extraordinary dividend of $1,929 was paid, according to the Investment Agreement with Anheuser-Busch. This amount is included in the $2,016.

2.- The number of outstanding shares was adjusted to reflect the two stock splits registered in August, 1995 and October, 1998, both of 4 for 1.

3.- On December 31, 1996, PC shares were converted to B shares class II.

4.- In December, 1998, an extraordinary dividend of $ 1,350 was paid and is included in the $1,731.

	[illegible]	1998	1997	1996	1995	1994	1993
	26.91	25.79	24.96	23.66	22.22	23.14	21.66
	7.55	6.46	4.99	3.72	2.89	2.08	1.7
	34.46	32.25	29.95	27.38	25.11	25.22	23.36
	29,550	27,849	24,867	21,816	22,868	22,857	20,369
	13,829	13,316	12,279	10,816	11,450	9,847	9,195
	15,721	14,533	12,588	11,000	11,419	13,010	11,174
	8,561	8,080	6,966	6,481	7,002	8,593	8,009
	7,160	6,453	5,622	4,519	4,417	4,417	3,164
	-954	-1,688	-1,048	-1,562	-2,898	-1,112	-581
	503	975	747	1,067	2,291	402	215
	-450	-714	-300	-495	-607	-710	-365
	-281	-303	-386	-370	-326	-285	-136
	7,892	7,470	6,308	5,384	5,351	5,412	3,666
	2,531	1,925	1,213	908	1,772	1,812	1,222
	-88	430	708	707	-12	-4	115
	616	622	593	540	626	554	391
	4,834	4,494	3,794	3,229	2,965	3,049	1,937
	-1	-1	-1	-2	-1	-37	-7
	4,833	4,492	3,793	3,226	2,964	3,013	1,930
	-1,483	-1,426	-1,193	-961	-984	-917	-583
	105	99	89	50	0	53	0
	3,454	3,166	2,689	2,314	1,980	2,149	1,348
	1.06	0.97	0.83	0.71	0.61	0.66	0.44
	58	1,731	325	267	266	197	2,016
	0.02	0.53	0.11	0.09	0.09	0.07	0.74
	0	0	186	225	248	88	0
	0.00	0.00	0.57	0.69	0.76	0.27	0.00
	3,252	3,252	3,252	3,252	2,927	2,927	2,715
	0	0	0	0	325	325	325

FINANCIAL SUMMARY - BALANCE SHEET AND ADDITIONAL INFORMATION

Figures in millions of constant Mexican pesos as of December 31, 2002
except per share data.

CONSOLIDATED BALANCE SHEET INFORMATION	2002	2001	2000
Working Capital (Deficit)	**14,207**	13,319	11,163
Current Ratio	**4.5**	4.9	4.5
Property, Plant and Equipment -Net-	**35,580**	34,745	32,448
Total Debt to Total Assets (%)	**19.0%**	20.3%	22.0%
Deferred Income Taxes	**6,333**	7,771	7,049
Majority Stockholders' Equity	**35,603**	32,561	29,206
Return on Equity	**12.0%**	11.8%	12.3%
Book Value per Share	**10.9**	10.0	9.0
Total Assets	**58,131**	54,730	49,992

ADDITIONAL INFORMATION	2002	2001	2000
Capital Expenditures and Equity Investments	**4,032**	4,037	4,751
Depreciation and Amortization	**1,806**	1,735	1,580
EBITDA	**10,932**	9,800	9,674
Effective Tax Rate	**39.0%**	41.7%	42.8%
Profit Before Income Tax to Net Sales (%)	**25.6%**	26.7%	27.9%
Price to Earning per Share	**19.4**	19.5	26.8
Market Price per Share (High/Low)	**26.98/19.97**	26.70/18.75	27.15/18.60

2002 Total Assets' Breakdown
Total Assets 100%



4.0%
17.6%
1.5%
8.4%
61.4%
Cash & Marketable Securities
Accounts Receivable
Inventories
Fixed Assets (Net)
Investment in Associates
Others
Total Assets 58,131 millions Mexican pesos

1.- Grupo Modelo, S.A. de C.V.'s shares began trading in the Mexican Stock Exchange in February, 1994.
2.- The number of outstanding shares was adjusted as a result of the two stock splits registered in August, 1995 and October, 1998, both of 4 for 1.
3.- The capital expenditures include the equity investments of $1,153 in 2002, $759 in 2001 and $984 in 2000.

[illegible]	1998	1997	1996	1995	1994	1993
10,908	9,326	10,828	9,172	8,238	10,801	7,302
5.0	5.1	5.6	5.3	4.4	5	4
30,314	28,386	24,939	23,246	23,564	22,074	19,588
9.1%	9.3%	9.9%	8.1%	7.1%	8.3%	0
1,360	1,628	1,438	772	103	174	179
31,625	28,609	27,415	25,589	25,646	26,301	20,852
10.9%	11.1%	9.8%	9.0%	7.7%	8.2%	6.5%
9.7	8.8	8.4	7.9	7.9	8.1	7
47,166	47,141	41,017	37,384	37,591	38,586	31,760

3,333	4,789	3,050	3,174	4,117	2,612	1,938
1,508	1,412	1,344	1,154	1,133	963	907
8,335	7,572	6,680	5,386	5,210	5,461	3,987
38.7%	39.8%	39.9%	40.0%	44.6%	43.7%	47.1%
26.7%	26.8%	25.4%	24.7%	23.4%	23.7%	18.0%
31.0	30.8	34.7	31.4	37.5	33.4	-
27.65/18.60	24.60/14.75	19.00/10.77	12.00/7.74	9.33/4.35	5.82/3.64	- - - -

2002 Total Liabilities' Breakdown

Total liabilities 100%



1.8%
7.5%
19.2%
8.6%
62.9%
Accrued Taxes
Deferred Taxes
Accounts Payable
Accrued Salaries & Wages
Others
Total Liabilities: 11,067 millions os Mexican pesos
Total Liabialities represented 19.0% of Total Assets

MANAGEMENT'S DISCUSSION AND ANALYSIS 2002

The following analysis must be read in conjunction with the consolidated financial statements of Grupo Modelo, S.A. de C.V. and Subsidiaries and the respective notes.

The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in Mexico.

The figures in the financial statements and respective notes, and those that are included in this analysis, have been restated in constant pesos as of December 31, 2002.

Sales

The total shipments of beer during 2002 reached 39.9 million hectoliters. This was an increase of 3.9% over the prior year. The increase was the result of the growth of 1.3% and 11.3%, attained in domestic and export markets, respectively. The latter represented 27.9% of the total volume for the year, whereas in 2001 it represented 26.0%.

Shipments of Beer
(Million Hectoliters)

	2002	2001	Increase
Domestic	28.813	28.452	1.3%
Export	11.125	9.994	11.3%
Total	39.938	38.446	3.9%

In Mexico regional brands provided great growth opportunity. The performance of Victoria was remarkable. It is gaining market share in its territories, and more and more is being ordered in other regions of the country.

Net Sales

Net sales in 2002 were 36,243 million pesos. This is a growth of 6.6% over the previous year.

Net Sales

	2002	2001	Increase
Domestic	24,064	23,221	3.6%
Exports	9,009	7,938	13.5%
Other Income	3,170	2,843	11.5%
Total	36,243	34,002	6.6%

Beer Sales

Domestic sales grew mainly because of the growth in beer shipments of 1.3% and the price increase implemented in March, 2002. The increase in export sales was principally due to solid performance of the Modelo brands, highlighting Corona Extra. It was the brand with the highest growth among the ten beers, domestic or foreign, most sold in the United States. It held the seventh place. The other favorable element for growth in export sales was the price increase in dollars of 3.5% implemented in March, 2002.

Other Normal Income

The total of other normal income reached 3,170 million pesos during the year. This was an increase of 11.4% over the prior year. "Other normal income" includes income which is not generated directly from the sale of beer, such as the collection of royalties, sales of soft drinks, wine, liquor and food through convenience stores, income from sport teams and the sale of byproducts derived from the production process. It also includes sales of Anheuser-Busch beers, imported and distributed in Mexico by the Company.

Cost of Goods Sold

The cost of sales amounted to 15,905 million pesos, an increase of 3.0% over 2001. This cost represented 43.9% of net sales in 2002. The comparable figure for 2001 was 45.4%. The lower cost of sales as a percentage of net sales in 2002 resulted fundamentally from optimization of costs as a result of the establishment of efficiency measures adopted in operating areas.

Gross Income

Gross income for the period reached 20,338 million pesos. This is an increase of 9.6% over results for 2001, and represents a gross margin of 56.1%, reaching an expansion of 150 basis points over the last year.

Operating Expenses

Operating expenses grew by 6.4% to 10,913 million pesos in 2002, amount that represented 30.1% of net sales. This growth was slightly lower than the registered in net sales, due to a decrease in media advertising and increases in promotional items that supported the sales of Modelo products in different market segments.

Operating Profit

Operating profit was 9,425 million pesos. This was an increase of a 13.5% over 2001. Operating margin increased 1.60 percentage points, once again reaching the 26.0% level attained in 2000. This achievement is particularly notable when considers the adverse conditions in the world economy.

Depreciation and Amortization

The charge for depreciation and amortization for the period was 1,806 million pesos, 4.1% more than in 2001. It is important to note that depreciation, in terms of percentage of sales, has been maintained at a stable level, even after taking the current capacity expansion program into account.

Integral Cost of Financing

In 2002, the integral cost of financing was 115 million pesos (favorable to Grupo Modelo). This figure is less than the one recorded in the prior year, principally because the real interest rate prevailing during 2002 was lower than in 2001.

Taxes

The effective tax rate was 39.0%. In the prior year it was 41.7%. The decrease arose principally from recognizing the effect of the decrease of the income tax rate on the deferred tax liability.

Net Income

At the end of 2002 net profit showed an increase of 10.4% over the prior year. It reached 4,226 million pesos. This figure reflects the income obtained from the investments made by the Company. It also reflects cost reductions which allowed a reduction of cost of sales as a percentage of total sales.

Financial Position

At the end of the 2002, current assets amounted to 18,317 million pesos. Of this figure, cash and marketable securities reached 10,222 million pesos. These resources are invested in fixed-income instruments in Mexican pesos. Regarding inventory, it amounted to 26.6% of current assets, reaching 4,872 million pesos.

Grupo Modelo continues its strategy of investing in assets.Thus, 2,879 million pesos were invested during 2002 as follows:

Investments

	2002	Allocation
Cía. Cervecera del Trópico	1,130	40%
Cía. Cervecera de Zacatecas	266	9%
Breweries and Other Facilities	1,012	35%
Sales	471	16%
Total	2,879	100%

At December 31, 2002, short-term liabilities were 7.1% of total assets. The Company firmly maintains its no-debt policy. Thus, total liabilities on that date were 19.0% of total assets. This represents a marginal decrease when compared to the 20.3% figure for 2001. Regarding long-term debt, as in the prior year, the liability consists principally of deferred taxes, which amounted to 6,333 million pesos.

Dividends

As of December 31, 1998, a proposal was made to shareholders to pay a total cash dividend equal to the greater of (i) 15% of the consolidated net income of the period ending on December 31, 1992, which represents 45 million pesos, or (ii) an amount equal to the "free cash flow" of the last immediate period. For the foregoing effects, "free cash flow" shall mean the total majority net income of Grupo Modelo, S.A. de C.V., plus depreciation and amortization; plus / minus changes in working capital, less capital expenditures, less payment of principal in case of debt.

A dividend payment of 1,118 million pesos was paid during 2002. These funds were from the Net Reinvested Tax Income Account, for an amount of 0.34 pesos per share. This dividend was paid in exchange for coupon 10 of the shares titles.

PRINCIPAL OFFICERS

CHAIRMAN OF THE BOARD OF DIRECTORS
Antonino Fernández Rodríguez

CHIEF EXECUTIVE OFFICER
Carlos Fernández González

CHIEF SALES OFFICER
Valentín Diez Morodo

CHIEF FINANCIAL OFFICER
Juan Fullaondo Albeniz

CHIEF OPERATIONS OFFICER
Raúl Gil Loredo

CHIEF ADMINISTRATIVE OFFICER
René Saracho Villegas

GENERAL COUNSEL
Jorge Siegrist Prado

DIRECTOR OF STRATEGIC PLANNING
Ernesto Alcalde y Rodríguez

DIRECTOR OF WORKER RELATIONS
Francisco Ramírez Torres

TREASURER
Francisco Rodríguez Verduzco

REPORT OF INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
1158 México, D.F.
Teléfono 5 263 6000
Fax 5 263 6010

Mexico City, February 17, 2003

To the Board of Directors
Grupo Modelo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Modelo, S. A. de C. V. and Subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position, in Mexican pesos, for the years then ended. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and that they are prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Modelo, S. A. de C. V. and Subsidiaries, as of December 31, 2002 and 2001, and the results of their operations, changes in their stockholders' equity and changes in their financial position, stated in Mexican pesos, for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

Rafael Maya U., P. A.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

	2002	2001
ASSETS		
CURRENT:		
Cash and marketable securities	$ 10,221,902	$ 8,775,867
Accounts and notes receivable (Note 3)	1,098,013	1,099,054
Inventories (Note 4)	4,871,564	4,764,754
Prepaid expenses and other current items	2,125,205	2,060,270
Total current assets	18,316,684	16,699,945
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE (Note 3)	138,919	155,653
INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES (Note 5)	2,415,109	1,867,219
PROPERTY, PLANT AND EQUIPMENT (Note 6)	52,123,316	50,684,422
Accumulated depreciation	(16,443,243)	(15,939,462)
	35,680,073	34,744,960
OTHER ASSETS:		
Unamortized expenses, net	1,092,436	1,057,763
Labor obligations upon retirement (Note 7)	487,091	204,243
	1,579,527	1,262,006
Total assets	$ 58,130,312	$ 54,729,783
LIABILITIES		
SHORT-TERM:		
Suppliers	$ 950,410	$ 851,234
Income tax payable	834,913	540,332
Employees' profit sharing	802,550	714,327
Sundry creditors and accrued liabilities	789,354	640,031
Excise tax on production and services payable	732,045	635,371
Total short-term liabilities	4,109,272	3,381,295
DEFERRED TAX (Note 10c.)	6,333,351	7,171,195
CONTINGENCIES AND COMMITMENTS (Note 7):		
Labor obligations upon retirement	624,534	572,788
Total liabilities	11,067,157	11,125,278
STOCKHOLDERS' EQUITY		
COMMON STOCK (Note 8)	13,421,848	13,421,848
PREMIUM ON SHARE SUBSCRIPTION	893,865	893,865
ACCUMULATED INCOME (Note 10):		
Legal reserve	1,234,596	1,046,890
Reserve for acquisition of own shares	564,596	564,596
Retained earnings	20,772,655	18,249,244
Profit for the year	4,225,750	3,829,312
	26,797,597	23,690,042
INITIAL EFFECT OF DEFERRED TAX	(4,485,183)	(4,485,183)
ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT (Note 7)	(504,164)	(545,124)
INSUFFICIENCY IN RESTATEMENT OF STOCKHOLDERS' EQUITY	(521,459)	(414,903)
Total majority stockholders' equity	35,602,504	32,560,545
MINORITY INTEREST:		
Anheuser-Busch Companies, Inc.	10,794,455	9,533,361
Other investors	666,196	1,510,599
Total minority interest	11,460,651	11,043,960
Total stockholders' equity	47,063,155	43,604,505
Total liabilities and stockholders' equity	$ 58,130,312	$ 54,729,783

The following notes are part of these consolidated statements.

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

	2002	2001
BEER NET SALES	$ 33,072,780	$ 31,158,810
OTHER INCOME	3,170,462	2,843,653
	36,243,242	34,002,463
COST OF SALES	15,904,878	15,443,444
Gross profit	20,338,364	18,559,019
OPERATING EXPENSES:		
Sales and distribution	7,930,970	7,456,760
Administration	2,967,908	2,780,448
Goodwill amortization	14,226	20,546
	10,913,104	10,257,754
Operating profit	9,425,260	8,301,265
OTHER (EXPENSES) AND INCOME, Net	(276,756)	388,019
INTEGRAL RESULT FROM FINANCING:		
Interest earned and paid, net	623,517	752,600
Foreign exchange profit (loss), net	48,562	(25,257)
Loss from monetary position	(556,924)	(326,215)
	115,155	401,128
Profit before provisions	9,263,659	9,090,412
PROVISIONS FOR (Note 10):		
Income and asset tax	2,796,437	3,063,702
Employees' profit sharing	820,234	727,757
	3,616,671	3,791,459
CONSOLIDATED NET PROFIT FOR THE YEAR	$ 5,646,988	$ 5,298,953
MAJORITY INTEREST PROFIT	$ 4,225,750	$ 3,829,312
MINORITY INTEREST PARTICIPATION:		
Anheuser-Busch Companies, Inc.	$ 1,280,962	$ 1,148,342
Other investors	140,276	321,299
MINORITY INTEREST PROFIT	$ 1,421,238	$ 1,469,641
EARNINGS PER SHARE (Amounts in Mexican pesos, attributable to majority interest)	$ 1.2995	$ 1.1776

The following notes are part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002, except dividends per share amounts)

	Common stock	Premium on shares subscription	Accumulated income: Legal reserve	Accumulated income: Reserve for acquisition of own shares
Balances at January 1, 2001	$ 13,421,848	$ 893,865	$ 869,559	$ 564,596
Appropriation of the profit for the year 2000, approved in the General Ordinary Stockholders' Meeting held on April 23, 2001, as follows:				
To retained earnings				
To legal reserve			177,331	
Dividend payment at the rate of twelve cents of Mexican peso per share in circulation				
Net movement in restructuring the minority interest				
Comprehensive income (Note 9)				
Balances at December 31, 2001	13,421,848	893,865	1,046,890	564,596
Appropriation of the profit for the year 2001, approved in the General Ordinary Stockholders' Meeting held on April 22, 2002, as follows:				
To retained earnings				
To legal reserve			187,706	
Dividend payment at the rate of thirty-three cents of Mexican peso per share in circulation				
Net movement in restructuring the minority interest				
Comprehensive income (Note 9)				
Balances at December 31, 2002	**$ 13,421,848**	**$ 893,865**	**$ 1,234,596**	**$ 564,596**

The following notes are part of these consolidated statements.

Accumulated income						
Retained earnings	For the year	Initial effect of deferred tax	Adjustment to capital for labor obligations upon retirement	Insufficiency in restatement of stockholders' equity	Minority interest	Total
$ 15,251,859	$ 3,599,064	($ 4,485,183)	($ 582,934)	($ 326,931)	$ 9,800,236	$ 39,005,979
3,421,733	(3,421,733)					
	(177,331)					
(424,348)						(424,348)
					(218,658)	(218,658)
	3,829,312		37,810	(87,972)	1,462,382	5,241,532
18,249,244	3,829,312	(4,485,183)	(545,124)	(414,903)	11,043,960	43,604,505
3,641,606	(3,641,606)					
	(187,706)					
(1,118,195)						(1,118,195)
					(966,437)	(966,437)
	4,225,750		40,960	(106,556)	1,383,128	5,543,282
$ 20,772,655	**$ 4,225,750**	**($ 4,485,183)**	**($ 504,164)**	**($ 521,459)**	**$ 11,460,651**	**$ 47,063,155**

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2002 and 2001 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

	2002	2001
OPERATING ACTIVITIES:		
Consolidated net profit for the year	**$ 5,646,988**	$ 5,298,953
ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF CASH:		
Depreciation and amortization for the year	**1,805,619**	1,735,437
Reserve for decline in book value	**204,398**	
(Decrease) increase in deferred tax	**(683,521)**	8,004
Equity in income of associates and non-consolidated subsidiaries, net of dividends received and allowance for decline in book value	**(369,361)**	(99,380)
	6,604,123	6,943,014
FUNDS PROVIDED BY (USED IN):		
Increase in income tax payable	**294,581**	88,389
Increase (decrease) in trade accounts payable, sundry creditors and accrued liabilities	**248,499**	(255,224)
Increase in excise tax on production and services payable	**96,674**	26,128
Increase in employees' profit sharing	**88,223**	12,467
Decrease in accounts and notes receivable	**1,041**	295,032
(Increase) decrease in inventories	**(488,572)**	20,894
Increase in prepaid expenses and other current items	**(64,935)**	(409,379)
Funds provided by operations	**6,779,634**	6,721,321
FINANCING ACTIVITIES:		
Dividend payment (includes $39,912 of restatement effects; $34,137 in 2001)	**(1,118,195)**	(424,348)
Net movement in restructuring the minority interest	**(966,438)**	(81,424)
Labor obligations upon retirement, net	**(168,896)**	(183,571)
Dividend payment to minority stockholders		(137,232)
Decrease in notes payable in real terms		(38,613)
	(2,253,529)	(865,188)
INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment, net	**(2,879,017)**	(3,276,964)
Increase in other assets	**(108,490)**	(80,313)
Acquisition of shares of subsidiaries (incorporated to the consolidation in 2001)	**(84,774)**	(718,210)
(Increase) decrease in unamortized expenses	**(7,789)**	25,511
	(3,080,070)	(4,049,976)
Increase in cash and marketable securities	**1,446,035**	1,806,157
Balance at beginning of year	**8,775,867**	6,759,009
Cash and marketable securities of subsidiaries incorporated to the consolidation		210,701
Balance at end of year	**$ 10,221,902**	$ 8,775,867

The following notes are part of these consolidated statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding of 76.75% of the capital stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad, the most important companies, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
Brewers:	
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Machinery manufacturers:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V. (1)	100
Agencies distributing beer and other products:	
Cerveza Corona en Guadalajara, S. A. de C. V.	100
La Modelo en Monterrey, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de La Paz, S. A. de C. V.	100
Cerveza Corona en Colima, S. A. de C. V.	100
Impulsora Mercantil de Saltillo, S. A. de C. V.	100
Sociedad Mercantil de Morelos, S. A. de C. V.	100
Expansión Mercantil Hidalguense, S. A. de C. V.	100
La Cerveza Corona del Centro, S. A. de C. V.	100
Cervezas Modelo en Vallarta, S. A. de C. V.	100
Promotora Comercial del Bajío, S. A. de C. V.	100
Comercial Nueva Laguna, S. A. de C. V.	100
Impulsora Mercantil San Pablo, S. A. de C. V.	100
Expansión Comercial de Zumpango, S. A. de C. V.	100
Las Cervezas de México en Puebla, S. A. de C. V.	100
Distribuidora Pacífico y Modelo de Mazatlán, S. A. de C. V.	100
La Corona de los Reyes, S. A. de C. V.	100
Cerveza Corona de Zacatecas, S. A. de C. V.	100
Impulsora Mercantil de la Costa, S. A. de C. V.	77
Promotora Oaxaqueña, S. A. de C. V.	61
Distribuidora Modelo de Toluca, S. A. de C. V.	60
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100
Real-estate companies engaged in the distribution of beer and other products:	
Inmobiliaria de Tampico, S. A. de C. V.	100
Promotora del Sureste, S. A. de C. V.	100
Inmobiliaria Bajacal, S. A. de C. V.	100
Impulsora del Nazas, S. A. de C. V.	100
Impulsora Tapatía, S. A. de C. V.	100
Impulsora de la Periferia, S. A. de C. V.	100
Administración y Promoción de Inmuebles, S. A. de C. V.	100
Metropolitana de Bienes Raíces, S. A. de C. V.	100
Impulsora Potosina, S. A. de C. V.	100
Promotora e Impulsora Acapulqueña, S. A. de C. V.	80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

On November 2002 the management of the Group decided to merge Cervecería Yucateca, S. A. de C. V. with Compañía Cervecera del Trópico, S. A. de C. V., subsisting the last company.

(1) On April, 2001, the Group adquired the 50% remainning shares of Tapas y Tapones de Zacatecas, S. A. de C. V., Envases de Zacatecas, S. A. de C. V., Envases y Tapas Modelo, S. A. de C. V. (before Promotora de Servicios de Zacatecas, S. A. de C. V.), Tapas Metálicas, S. A. de C. V., and Envatap, S. A. de C. V., giving rise to a goodwill of $336,000 which is amortized over a period of 15 years.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of this consolidated financial statements are in line with generally accepted accounting principles in Mexico. These accounting principles require that Group Management makes estimates based on circumstances and apply certain assumptions in determining valuation of some items included in the consolidated financial statements.

The Group Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final effect. The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by integrated Bulletin B-10, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and the notes thereto are stated consistently in Mexican pesos at the purchasing power of December 31, 2002, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Bulletin B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The free-purchase exchange rate of $10.25 per US dollar ($9.11 in 2001), was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities that correspond to the financial securities related to the business goal and financial securities available for sale, are valued at their fair value which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Inventories - These items are valued by the last-in, first-out method, and are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

g) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

h) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

i) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers through December 31, 1996, and in accordance with their acquisition date, in the case of purchases subsequent to that date.

j) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the age of the expenditure.

k) Depreciation - This item was calculated based on the restated values of property, plant and equipment, considered as a basis, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

l) Unamortized expenses - These expenses are recorded at acquisition cost and are restated through the application of inflation factors derived from the NCPI, according to the age of the expenditure. Licences and permits are recorded at their acquisition value, which as of the date of the consolidated financial statements are similar to their market value. The goodwill is the result of comparing the purchasing value of permanent investments in shares and its accounting value.

m) Amortization - Original amount cost and restatement of the installation and organization expenses are amortized by the straight-line method on the ending balance for the period. The rate used for book purposes is 10%; goodwill is amortized over the period in which the Group considers that the investment will be recovered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

n) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at period-end are valued at the rate of exchange in effect at period-end, and the resulting differences are recorded directly in income statement, forming part of the integral result from financing.

o) Labor obligations upon retirement - Labor obligations for projected benefits, as well as items pending of amortization, and the net cost for the period, with regards to seniority premiums and pension plans, are determined under the unitary cost method, by independent actuaries, and are recorded in accordance with the guidelines established in Bulletin D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets, are determined on the same basis as in prior years and correspond to the pension plans approved by Mexican Tax Authorities.

p) Payment for dismissal - The payments are charged to the income statement in the year in which they are made.

q) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group use the method of comprehensive assets and liabilities, which consists of determining the mentioned tax by applying the income tax rate corresponding to temporary differences between accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. Regarding deferred employees' profit sharing, the company does not have temporary differences comparing the accounting profit against the fiscal base applicable for Employees' Profit Sharing which could result in an important deferred asset of liability.

r) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their age or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

s) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated through 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts are.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

t) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

u) Comprehensive income - Bulletin B-4 "Comprehensive Income" requires that those items making up the gained equity during the period be shown in the statement of stockholders' equity, under the item of comprehensive income.

v) Earnings per share - Earnings per share attributable to the majority interest were calculated considering the average of common outstanding shares.

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2002	2001
Clients	$ **1,130,108**	$ 1,102,666
Sundry debtors	**92,980**	71,482
Sellers	**51,800**	45,815
	1,274,888	1,219,963
Less- Allowance for doubtful accounts	**(271,146)**	(180,912)
	1,003,742	1,039,051
Non-consolidated related companies (see Note 11)	**188,912**	175,134
Officers and employees	**18,057**	16,365
Recoverable value added tax	**26,221**	24,157
	1,236,932	1,254,707
Less - Short-term accounts and notes receivable	**(1,098,013)**	(1,099,054)
Long- Term accounts and notes receivable	$ **138,919**	$ 155,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2002	2001
Containers and packaging	**$ 1,860,963**	$ 1,828,692
Finished goods and work in process	**1,081,120**	1,094,817
Raw materials	**958,098**	983,917
Spare parts and accessories	**525,007**	560,033
Merchandise in transit and advances to suppliers	**410,046**	75,377
Advertising articles	**114,837**	260,393
	4,950,071	4,803,229
Less- Allowance for slow-moving inventories	**(78,507)**	(38,475)
	$ 4,871,564	$ 4,764,754

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares forming the capital stock	2002	2001
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	**$ 2,058,343**	$ 1,781,920
Gondi, S. A. de C. V.	7	**190,238**	217
Extractos y Maltas, S. A. de C. V.	26	**101,937**	101,723
Foreing investments (1)	40-81	**100,342**	10,031
		2,450,860	1,893,891
Others		**27,220**	33,367
		2,478,080	1,927,258
Less - Allowance for decline in book value		**(62,971)**	(60,039)
		$ 2,415,109	$ 1,867,219

(1) The consolidated financial statements do not include the financial position statements of Seeger Industrial S.A., (investment integrated in the foreing investments item), investment integrated in the item foreign investments since the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. Investment in this subsidiary represent less than 0.04% (0.01% in 2001) of consolidated assets in the period. Changes in accounting policies and the respective adjustments are expected to be made in future years.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries, includes the shareholding held in the results of those entities amounting to $381,344 ($235,326 in 2001) of profit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

6. PROPERTY, PLANT AND EQUIPMENT - NET

a) The balance of this account is made up as follows:

Item	2002 Net historical cost	2002 Net restatement	2002 Net total value	2001 Net total value
Land	$ 1,083,022	$ 2,699,656	$ 3,782,678	$ 3,585,016
Machinery and equipment	7,640,449	6,670,296	14,310,745	13,861,805
Buildings and other structures	3,886,936	5,554,278	9,441,214	8,711,321
Transportation equipment	1,725,209	739,034	2,464,243	2,492,903
Computer equipment	218,625	23,319	241,944	225,251
Furniture and other equipment	226,313	141,895	368,208	210,959
Antipollution equipment	453,797	224,506	678,303	617,585
Construction in progress and advances to suppliers	4,084,605	308,133	4,392,738	5,040,120
	$ 19,318,956	$ 16,361,117	$ 35,680,073	$ 34,744,960

Depreciation for the period amounted to $1,736,614 ($1,677,868 in 2001).

b) The Group Management estimates that the completion of construction in progress, and advances to suppliers, will require an additional investment for the construction of werhouse, offices, acquisitions and installation of new production lines for the extension of the production capacity at the plants by approximately $3,712,205 ($5,280,051 in 2001), and will be concluded between 2004 and 2005.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2002	2001
Obligations for current benefits	$ 3,626,195	$ 2,894,815
Additional amount for projected benefits	345,916	294,790
Obligations for projected benefits	3,972,111	3,189,605
Plan assets (trust fund)	(2,863,086)	(2,338,168)
	1,109,025	851,437
Items to be amortized over a period of 18 to 24 years:		
For adjustments to variances	(1,626,866)	(1,198,675)
For past services	(34,178)	(36,198)
Projected net assets	(552,019)	(383,436)
Additional liability made of:		
Intangible assets	487,091	204,243
Adjustment to majority capital	504,164	545,124
Adjustment to minority capital	185,298	206,857
Accrued liability	$ 624,534	$ 572,788

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $429,210 ($373,111 in 2001). Payments made by the trusts to beneficiaries amounted to $112,736 ($107,836 in 2001).

- The net cost for the period amounted to $260,314 ($190,548 in 2001) and was determined in the same way as obligations for projected benefits, at a real rate of estimated yield of 5%, and average increase of 1.5% in salaries.

- Fiscal statements regarding pensions and retirement plan funds mandate that the investments made in stocks issued by the own company or by companies considered as related parties, will not exceed 10% of the reserve for these funds. These values must be approbed by the Banking and Securities National Commission. If the percentage is exceeded, the company has to reduce its investments before December 31, 2006 in order to not exceed the 10%.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $118,475 ($52,789 in 2001).

c) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the financial situation or the results of its operations.

d) At period-end, there are commitments to purchase inventories, machinery and equipment for approximately one hundred and fourteen million, one hundred and sixty eight thousand U.S. dollars, (one hundred and fourty seven million, six hundred and ninety thousand U.S.dollars in 2001).

e) During 2000 and 2001 the Group signed straight leasing contracts for aircraft equipment, with obligatory leasing terms of 10 and 7 years, and monthly payments of one hundred and seventy thousand and twenty four thousand U.S. dollars, respectively.

8. COMMON STOCK:

a) As of December 31, 2002 and 2001, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no may case represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	10,582,196
	$ 13,421,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

9. COMPREHENSIVE INCOME

The Group comprehensive income of the year is made up as follows:

Description	2002	2001
Profit for the year	$ 5,646,988	$ 5,298,953
Adjustment to capital for labor obligations upon retirement	63,054	59,989
Result from holding non-monetary assets	(166,760)	(117,410)
Comprehensive income	$ 5,543,282	$ 5,241,532

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The Income Tax and Asset Tax provision as of December 31 is made up as follows:

Item:	2002	2001
Income Tax Incurred	$ 3,450,234	$ 3,012,034
Asset Tax	19,969	43,664
Deferred Income Tax	(673,766)	8,004
	$ 2,796,437	$ 3,063,702

b) As a result of the amendments to the Income Tax Law approved as of January 1, 2002, the Income Tax rate (35%) will be reduced annually starting in 2003 until it reaches the nominal rate of 32% in 2005. Therefore, the effect of this gradual reduction in the Income Tax rate increased stockholders' equity and reduced the deferred Income Tax liability during the year by approximately $590,000.

c) Deferred tax -The main temporary items that have rise to the liability for deferred tax are analyzed below:

Item:	2002	2001
Fixed assets and other assets	$ 5,284,343	$ 5,973,039
Inventories	1,279,839	1,466,985
Labor obligations upon retirement	166,632	134,203
Clients	(134,175)	(64,005)
Liability provisions	(40,150)	(33,852)
Subtotal	6,556,489	7,476,370
Tax credits corresponding to:		
Tax losses	(126,881)	(208,165)
Asset tax recoverable	(96,257)	(97,010)
Total deferred tax liability	$ 6,333,351	$ 7,171,195

d) As of the date of the balance sheet, there are tax losses that will affect the consolidated tax result by $76,993 ($39,302 in 2001), that can be amortized against future tax profits, after restatement. In this year, $28,935 ($25,189 in 2001) of prior years' losses at historical values, have been amortized.

e) The incurred Income Tax is determined by applying the rate of 35% over the consolidated fiscal result, and also to each controlled company in accordance to the current Income Tax Law.

f) The Asset Tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when the Asset Tax exceeds the Income Tax of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

g) The Employees' Profit Sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set in the Income Tax Law.

h) At the date of the consolidated financial statements, there is Asset Tax of $157,390 ($97,819 in 2001) for which a refund can be requested in the following ten years, after restatement, provided Income Tax exceeds Asset Tax in any of those periods.

- Certain companies incurred no Income Tax, and therefore, the Asset Tax of the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against Income Tax in future periods; this is shown in the balance sheet, together with deferred tax, as provided for in Bulletin D-4, Revised. The accrued effect at the date of the consolidated financial statements amounts $96,257 ($97,010 in 2001).

- Asset Tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it is greater than income tax, was charged directly to results of the period, and amounted to $19,969 ($43,664 in 2001).

i) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine Income Tax as per the tax consolidation regime, as specified in the Income Tax Law. The main poins of the consolidated tax result are as follows:

- The percentage of shareholding in the subsidiaries is the amount arrived at by multiplying the real participation of the controlling company in the controlled companies by 0.60. The unamortized tax losses carry forward of controlled companies included in the determination of the consolidated tax result, which are amortized against tax profits arising in the period, are considered in the percentage of shareholding held (direct or indirect).

- The controlling company will also consolidate its individual fiscal result by a factor of 0.60.

- Those companies in which the direct or indirect participation through another controlled company does not exceed 50%, may not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit or subtracted from the consolidated tax losses of the period in which the right is lost.

j) In the event of capital distribution (in cash or assets), retained earnings are subject to Income Tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends arise from the Net Tax Income Account are not subject to Income Tax. Any amount paid in excess is subject to 34% Income Tax in 2003 on the result of multiplying the dividend paid by the factor of 1.5152. The corresponding tax is payable by the company, and may be credited against the company's Income Tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account are subject to a 5% rate of Income Tax. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the Income Tax rate was modified, and the general rate of 35% was implemented, plus deferral plan for reinvestment of profits, applying 30% rate to reinvested tax profits. In the period in which the latter are paid out as dividends, the remaining 5% tax is paid. The rate applicable in 1999 to reinvested profits was 32%; therefore, dividends declared from the Net Reinvested Tax Income Account created in 1999, are subject to 3%. The aforementioned procedure was in effect up to 2001, and the deferral of tax corresponding to the balance of Net Reinvested Tax Income Account will be paid as dividends in future years.

- In this year dividends of $1,078,283 ($390,211 in 2001) at historical values, have been declarated; arising from the Net Reinvested Tax Income Account, which were subject to a Income Tax of $73,695 ($18,002 in 2001); a provision had been made for that amount in the preceding years.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	2002	2001
Net Tax Income Account	**$ 11,110,419**	$ 8,119,832
Net Reinvested Tax Income Account	**$ 4,030,464**	$ 4,717,035

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

k) In the event of a capital reduction, any excess of stockholders´ equity over capital contributions, will be considered as profit distribution under the current fiscal statements.

l) The profit of the year is subject to the agreements made in the General Stockholders Meeting, in accordance to the Corporate Mexican Law.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2002	2001
Purchases of:		
Containers and packaging	**$ 3,741,544**	$ 3,775,568
Raw materials	**355,812**	317,849
Machinery	**95,227**	73,767
	$ 4,192,583	$ 4,167,184
Sales of:		
Recyclable materials	**$ 159,945**	$ 97,154
Machinery and maintenance services	**53,307**	17,778
Freights collected	**4,475**	2,829
Services collected	**1,880**	2,814
	$ 219,607	$ 120,575

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2002	2001
Assets	**68,421**	56,734
Liabilities	**23,889**	36,538

b) The U.S. dollar is valued at the following exchange rates:

	Assets	Liabilities
At the free-market exchange rate of $10.25 pesos for assets and $10.45 pesos for liabilities per U.S. dollar	$ 701,881	$ 249,768

c) At the end of the period, there were inventories amounting to fifty million, ninety eigth thousand U.S. dollars (fifty six million, five hundred eighty six thousand U.S. dollars in 2001), which, for the most part can only be acquired abroad.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

d) During the year, the following thousand U.S. dollar operations were carried out:

Description	2002	2001
Exportation of finished goods	899,986	781,016
Collection of royalties	120,474	107,796
Exportation of packaging and other materials	15,329	12,821
	1,035,789	901,633
Purchase of inventories	154,085	108,345
Freights, advertising, taxes and duties, and other items	129,805	139,343
Purchase of machinery and payment of other services	77,797	99,615
Purchase of spare partss	13,699	14,753
	375,386	362,056
Net	660,403	539,577

e) The free-market exchange rate of the Mexican pesos at the date of issuance of the consolidated financial statements is $10.7630 per U.S. dollar.

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

Description	2002 Income	2002 Consolidated net profit	2002 Identifiable assets
Domestic	$ 27,234,671	$ 4,692,647	$ 57,499,303
Exports	9,008,571	954,341	631,009
	$ 36,243,242	$ 5,646,988	$ 58,130,312
	2001		
Domestic	$ 26,064,893	$ 4,604,790	$ 54,252,927
Exports	7,937,570	694,163	476,856
	$ 34,002,463	$ 5,298,953	$ 54,729,783

14. FINANCIAL INSTRUMENTS:

Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

(Amounts in thousands of constant Mexican pesos as of December 31, 2002)

15. OTHER MATTERS:

a) As a result of the Group´s operational restructuring in the south-eastern Mexican area, the operation of Cerveceria Yucateca, S. A. de C. V. was closed. During the year 2002, the profit of the year was reduced by a net fixed asset impairment allowance of Income Tax of this subsidiary, of $159,000. The fixed assets of this company represented 0.39% of the Group's total assets.

Severance of $23,000, net of Income Tax and Employees' Profit Sharing was paid to the employees of Cerveceria Yucateca, S. A. de C. V.

Therefore, profit for the year was reduced by $182,000, which represents 3% of the consolidated net profit.

It is important to mention that the Group has implemented the procedures needed to guaranty the supply of the brands produced by this subsidiary.

b) The Group, in complaying with its policy of ensurig that there is always an available supply and guaranty raw materials, began investments in the transformation industry of barley into malt and hope extraction, in the United States in 2002.

c) During the year 2002, the Group incurred in $1,152,273, a cost in restructuring the minority interest of the Mexican distribution and sales network.

16. NEW ACCOUNTING PRONOUNCEMENTS:

During 2002, the MIPA issued the following pronouncements:

a) In January 2002, the MIPA issued the new Bulletin C-8 "Intangible assets", which replaces the current Bulletin C-8, in effect since 1976. The provisions contained in this Bulletin are obligatory for financial statements beginning as of January 1, 2003; nonetheless, it is recommended that they be enforced in advance.

The main features of this bulletin are: (i) specific guidelines and criteria are established for accounting treatment of research and development costs; (ii) preoperating expenses fully identified as investigation expenses must be recognized as an expense for the year; (iii) preoperating expenses fully identified as development expenses (or in the stage of development in a project), which can be recognized as intangible assets, must comply with certain criteria to be capitalized; and (iv) valuation rules are based on a logical sequence of the life cycle of the asset, taking into account the recognition and initial valuation of the intangible asset, recognition of an expense, subsequent disbursements and valuation subsequent to the initial recognition.

b) In January 2002, the MIPA issued the new Bulletin C-9 "Liabilities, Provisions, Assets and Contingent Liabilities and Commitments", which replaces the original Bulletins C-9 and C-12 (both of which date back to 1974); and cancels out circulars 46, 47 and 48. The provisions contained in this Bulletin are obligatory for the years beginning as of January 1, 2003; nonetheless, it is recommended that they be enforced in advance.

The main features of this bulletin are: (i) increased accuracy as to the items provisions, accrued obligations, and contingent assets and liabilities; (ii) detailed information as to the recognition of provisions, use of current value, taking into consideration future events for their estimate, accounting treatment of potential refunds and changes in determining the value of provisions, their application and disclosure; (iii) accounting treatment for redeeming obligations, either anticipated of when substituted for a new issuance; and (iv) recognition of provisions for compensating ecological damages caused.

The Company's Management estimates that the adoption of said Bulletins shall not have any significant impacts on the accounting.

Miguel Ortiz Aguilar
Contador Público

OPINION OF THE STATUTORY AUDITOR

Mexico City, March 31, 2003

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am please to submit my report on the veracity, sufficiency and reasonability of the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended the Stockholders' and the Board of Directors' meeting to which I was summoned. Likewise, I reviewed to the extent that I considered necessary in the circumstances, the report of the Company's independet auditors, issued as a result of their audit to the consolidated financial statements for the year ended December 31, 2002, made in accordance with auditing standars generally accepted in Mexico.

In my opinion, based on my review and that of the idependient auditors, the accounting and information reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the Stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements accurately, reasonably and sufficiently present, the consolidated financial position of Grupo Modelo, S.A. de C.V. as of December 31, 2002, the consolidated results of their operations, changes in their Stockholders' equity and changes in theirs financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Miguel Ortiz Aguilar
Statutory Auditor

Vasco de Quiroga No. 1900, Piso 1B, Centro Santa Fe, 01210, México D.F. Tel.: 5292-5201, Fax: 5292-5203

ALBERTO TIBURCIO CELORIO

CONTADOR PUBLICO

OPINION OF THE STATUTORY AUDITOR

To the Stockholders of
Grupo Modelo, S.A de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally (or in my absence the alternate statutory auditor) attended the Stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated February 17, 2003, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Group Modelo, S.A. de C.V. and subsidiaries at December 31, 2002, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Alberto Tiburcio Celorio
Statutory Auditor

Mexico City, Mexico
February 17, 2003

GLOSSARY

INSTALLED CAPACITY

The theorical total annual capacity that a plant can produce with its present infrastructure.

BREWING HOUSE

Building where different equipment converts raw materials used in the brewing process into a liquid known as wort.

ON-PREMISE P.O.S.

Point of sale where the products are consumed by the customer. (Restaurant, bar, discoteque, etc.)

OFF-PREMISE P.O.S.

Point of sale where the customer purchase the beer for future consumption. (Supermarkets, convenience stores, mom and pop stores, etc.)

HECTOLITER

Measure used in the Brewing Industry equivalent to 100 liters.

MALT PLANT

Plant where under controlled procedures, cleaned barely is transformed into malt through the steeping, germination and kilning processes.

SHIPMENTS OF BEER

Volume of beer sold by the breweries and is reported in hectoliters.

UNITANK

A cylindrical tank with a conical bottom where wort is first fermented and afterwards aged.

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INVESTOR **INFORMATION**

José Parés Gutiérrez
Communications and
Investor Relations Director

Campos Elíseos #400 8 floor
Col. Lomas de Chapultepec
C.P. 11000, México, D.F.
Tel. (5255) 5283 3600
Fax (5255) 5280 6718

www.gmodelo.com
ir@gmodelo.com.mx

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